For Period Ending 12/31/00
File No. 811-8274

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Mid Cap Growth Equity Fund (Series 10)

On July 26, 2000, Registrant purchased 8000 shares issued by TYCOM at a price of $32 per share, amounting to a $256,000 aggregate purchase price. Morgan Stanley Dean Witter, an affiliate of Miller Anderson & Sherrerd, LLP, participated in the underwriting syndicate.

On November 6, 2000, Registrant purchased 900 shares issued by Transmeta Corp. at a price of $21 per share, amounting to a $18,900 aggregate purchase price.
Morgan Stanley Dean Witter, an affiliate of Miller Anderson & Sherrerd, LLP, participated in the underwriting syndicate.

MassMutual Small Cap Growth Equity Fund (Series 11)

On November 3, 2000, Registrant purchased 9400 shares issued by Optical Communications Products, Inc. at a price of $11 per share, amounting to a $103,400 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. SBC Warburg Inc. was the broker from whom the Fund purchased shares.

On October 4, 2000, Registrant purchased 3650 shares issued by Oplink Communications Inc. at a price of $18 per share, amounting to a $65,700 aggregate purchase price. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Investment Management Inc., participated in the underwriting syndicate. Robertson Stephens, Inc. was the broker from whom the Fund purchased shares.